

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2010

Nicholas Brunero
Vice President and General Counsel
Ener1, Inc.
1540 Broadway, Suite 25C
New York, New York 10036

> **Re:** **Ener1, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 8, 2010**
> **File No. 333-170470**

Dear Mr. Brunero:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Debt Securities, page 25

1. We note your disclosure in the third sentence of this section that you will enter into an indenture qualified under the Trust Indenture Act of 1939. Please file the indenture as an exhibit as required by Regulation S-K Item 601(b)(4) or tell us how you determined that the indenture is not required to be filed at this time.

Exhibits

2. Please resolve any comments regarding your request for confidential treatment before requesting acceleration of the effective date of the registration statement.

Exhibit 5.1

3.   We note the fourth paragraph of the opinion and your definitive proxy statement filed on November 29, 2010. Please tell us whether you intend to obtain shareholder approval to sufficiently increase your authorized share capital prior to requesting effectiveness. In addition, please confirm that you will file an unqualified opinion at the time of each takedown.

4.   We note the second sentence of the first paragraph of the opinion. Given that you are registering debt securities and warrants, counsel must opine that these securities are binding obligations of the registrant under the applicable state contract law. Please provide a revised opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Louis Rambo at (202) 551-3289 or Daniel Morris, Special Counsel, at (202) 551-3314 with any questions.

                               Sincerely,

                               Martin James
                               Acting Assistant Director

cc (fax):   Robert L. Mazzeo
              Mazzeo Song and Bradham LLP